Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Finance of America Companies Inc.
Plano, Texas

We hereby consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated March 16, 2023, except for Notes 30 and 38, and the effects of the discontinued operations as discussed in Note 3, for which the date is August 18, 2023, relating to the consolidated financial statements of Finance of America Companies Inc. (the “Company”) and our report dated March 16, 2023 relating to the effectiveness of internal control over financial reporting of Finance of America Companies Inc. appearing in the Current Report on Form 8-K filed on August 18, 2023.

/s/ BDO USA, P.A.

Philadelphia, Pennsylvania
August 18, 2023